SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.     )

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)1

MDS, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

55269P302

(CUSIP Number)

October 14, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55269P302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Park West Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power – 3,469,339

		6.	Shared Voting Power – None

		7.	Sole Dispositive Power – 3,469,339

		8.	Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 3,469,339

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11.
Percent of Class Represented by Amount in Row (9): - 5.2% (based on 67,238,253 Common Shares, no par value (“Issuer Common Shares” or “Shares”), outstanding as of July 31, 2010, as disclosed by MDS, Inc. (“Company”) in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on September 15, 2010)

12.	Type of Reporting Person – IA

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CUSIP No. 55269P302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter S. Park

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power – 3,469,339

		6.	Shared Voting Power – None

		7.	Sole Dispositive Power – 3,469,339

		8.	Shared Dispositive Power – None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 3,469,339

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11.
Percent of Class Represented by Amount in Row (9): - 5.2% (based on 67,238,253 shares of Issuer Common Shares outstanding as of July 31, 2010, as disclosed by the Company in its  Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 15, 2010)

12.	Type of Reporting Person – IN

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CUSIP No. 55269P302

Item 1.
(a)	Name of Issuer –MDS, Inc.

(b)	Address of Issuer’s Principal Executive Offices — 2810 Matheson Blvd. East, Suite 500, Mississauga, Ontario Canada L4W 4X7

Item 2.

(a)	Name of Persons Filing – (1) Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), and (2) Peter S. Park (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence — 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939

(c)	Citizenship – (1) Delaware; (2) United States of America

(d)	Title of Class of Securities- Common Shares, no par value

(e)	CUSIP Number- 55269P302

Item 3.

If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No. 55269P302

Item 4.
Ownership

(a)
Amount beneficially owned — PWAM is the investment manager of Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”) and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI”).  Peter S. Park is the sole member and manager of PWAM.

As of October 14, 2010, the Reporting Persons’ beneficial ownership were as follows: PWAM beneficially owned 3,469,339 Shares, consisting of 2,816,425 Shares held by PWIMF and 652,914 Shares held by PWPI; and (ii) Peter S. Park, as sole member and manager of PWAM, beneficially owned the 3,469,339 Shares beneficially owned by PWAM.

The Reporting Persons have, within the ordinary course of business, purchased securities of the Company.  The Reporting Persons have not acquired securities in the Company with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect.  The Reporting Persons have purchased, and may in the future purchase, shares on the open market at prevailing prices.

(b)
Percent of class —As of October 14, 2010, the Reporting Persons’ beneficial ownership, based on 67,238,253 shares of Issuer Common Shares outstanding on July 31, 2010, as disclosed by the Company in its Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 15, 2010, were as follows:  (i) PWAM beneficially owned 5.2% of the outstanding Issuer Common Shares; and (ii) Peter S. Park beneficially owned 5.2% of the outstanding Issuer Common Shares.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct voting —PWAM and Peter S. Park, as its sole member and manager, each have the sole power to vote or to direct the vote of 3,469,339 Shares.

(ii)
Shared power to vote or to direct voting — Neither PWAM nor Peter S. Park, as its sole member and manager, have shared power with respect to the voting or direction of voting with respect to any Shares.

	(iii)	Sole power to dispose or to direct disposition — PWAM and Peter S. Park, as its sole member and manager, each have the sole power to dispose or direct the disposition of 3,469,339 Shares.

(iv)
Shared power to dispose or to direct disposition — Neither PWAM nor Peter S. Park, as its sole member and manager have shared power with respect to the disposition or direction to dispose of any Shares.

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CUSIP No. 55269P302

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Peter S. Park is the sole member and manager of PWAM.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group

Not Applicable.

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 55269P302

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2010 Date

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ James J. Watson
Name:	James J. Watson
Title:	Chief Financial Officer

/s/Peter S. Park
Peter S. Park

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CUSIP No. 55269P302

Exhibit 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares, no par value, of MDS, Inc.; and further agree that this Joint Filing Agreement be included as Exhibit 1.  In evidence thereof, the undersigned hereby execute this agreement this 25 day of October, 2010.

October 25, 2010

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ James J. Watson
Name:	James J. Watson
Title:	Chief Financial Officer

/s/Peter S. Park
Peter S. Park

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